VIS EDGAR SUBMISSION

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

February 27, 2008

Re:	AsiaInfo Holdings, Inc

Form 10-K for the fiscal year ended December 31, 2006

Filed March 14, 2007

Form 10-Q for the quarterly period ended September 30, 2007

Filed November 9, 2007

File No. 001-15713

Dear Mr. Moran:

Please find below our responses to the Staff’s comments on our Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended September 30, 2007. AsiaInfo Holdings, Inc (“AsiaInfo” or the “Company”) appreciates this opportunity to respond to the comments provided by the Staff of the Securities and Exchange Commission (“SEC” or the “Commission”).

Form 10-K December 31, 2006

Note 3. Acquisitions, page F-15

1.	Please explain to us the “with & without” method you used in valuing acquired assets and include any accounting literature you relied upon in implementing this approach.

We respectfully advise the Staff that the “With & Without” method, also referred to as the “Incremental Income Method”, is a commonly used and commonly known method in the valuation of certain intangible assets, specifically, non-compete agreements (“NCAs”). It quantifies the increase in revenues and / or decrease in costs associated with the ownership of a particular intangible asset. It is not the same terminology that is used in the accounting for certain financial instruments; therefore, any reference to accounting literature is not relevant.

Under the “With & Without” method, we compared the forecasted cash flows of the business with the existence of the NCA to that without the existence of NCA. The incremental cash flows achievable through the existence of the NCA were then computed. These cash flows were discounted to present value, multiplied by a probability factor of successful competition, in order to come up with a fair value of the NCA. The probability factor is the estimation of the extent to which the annual revenue forecast might decrease if the NCA was not in place.

Note 21. Stock-based compensation, page F-30

2.	We note that in October 2005 you accelerated the vesting of previously awarded stock options. Please revise your future disclosure to discuss the reasons for modifying the terms. Provide us with your proposed disclosures. Reference is made SAB Topic 14(K).

We respectfully advise the Staff that the Company filed a Form 8-K on October 24, 2005 providing the reasons for accelerating the vesting of approximately 2.2 million stock options. In response to the Staff’s comment above, the Company will include the following disclosure in future filings that makes reference to the October 2005 modification of our stock option plans:

“Effective in October, 2005, the Compensation Committee of the Board of Directors of the Company approved the acceleration of vesting of approximately 2.2 million unvested stock options previously awarded to employees under the Company’s 2000 Stock Option Plan and 2002 Stock Option Plan. The primary purpose of the accelerated vesting was to enable the Company to avoid recognizing future compensation expense associated with the adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), in 2006.”

3.	We note that you were required to disclose the intrinsic value of options exercised for each year an income statement is presented. See SFAS 123(R) paragraph A240(C)(2).

The following disclosure will be added to the stock-based compensation note in our 2007 financial statements:

For the year ended December 31,	Number of options exercised	Total intrinsic value of options exercised (Thousands of $)
2005	447,182	568
2006	801,644	2,329
2007	2,121,570	10,156

For the year ended December 31,	Number of restricted share units (“RSU”) vested	Total intrinsic value of RSU vested (Thousands of $)
2005	—	—
2006	129,777	797
2007	125,138	1,340

For the year ended December 31,	Number of performance-based restricted share units (“PSU”) vested	Total intrinsic value of PSU vested (Thousands of $)
2005	—	—
2006	—	—
2007	351,930	3,318

Page 2 fo 4

4.	We note that you were required to disclose the aggregate intrinsic value of options outstanding and exercisable as of the date of the latest balance sheet. See SFAS 123(R) paragraph A240(d).

The following disclosure will be added to the stock-based compensation note in our 2007 financial statements:

“The aggregate intrinsic values of options outstanding and exercisable as of December 31, 2007 were $14,774,000 and $14,748,000, respectively.

5.	We note that you were required to disclose the total compensation cost related to non vested awards not yet recognized and the weighted average period over which it is expected to be recognized. See SFAS 123(R) paragraph A240(h).

The following disclosures will be added to the stock-based compensation note in our 2007 financial statements:

“As of December 31, 2007, there was $13,000 of unrecognized share-based compensation cost relating to share options. The unrecognized compensation cost is expected to be recognized over a weighted average vesting period of 0.67 years. As of December 31, 2007, there was $907,000 of unrecognized share-based compensation cost relating to restricted share units. The unrecognized compensation cost is expected to be recognized over a weighted average vesting period of 1.45 years. As of December 31, 2007, there was $2,458,000 of unrecognized share-based compensation cost relating to performance based restricted share units. The unrecognized compensation cost is expected to be recognized over a weighted average vesting period of 0.85 years.

6.	With respect to the performance units issued in November 2006 you were required to disclose the following:

The weighted average grant date fair value of the performance units. This disclosure should be provided separately for the performance based awards and the market based awards. See SFAS 123(R) paragraph A240(b)(2) and A240(f).

The intrinsic value of the performance units outstanding and expected to vest as of the latest balance sheet date. See SFAS A240(d).

The following information will be added to the stock-based compensation note in the 2007 financial statements:

Types of awards	Weighted average grant date fair value
Performance based awards	$8
Market based awards	$2.78

“The intrinsic value of the performance units outstanding and expected to vest as of December 31, 2007 was $18,142,000.”

Note 24. Related Party Transactions, page F-36

7.	We note your disclosure that all transactions with related parties occurred at arm’s length. Please substantiate your claim and revise the disclosure in your notes in future filings. Reference is made to SFAS 57 paragraph 3.

The Company believes that all transactions with related parties are negotiated at arm’s length because the transaction terms are no more favorable than those that would have been provided to, or received from, unrelated third parties. All transactions with related parties are subject to the same review and approval processes, pricing and payment terms, and evaluation and assessment of their economic benefits to the Company as all unrelated third parties.

However, in view of the Staff’s comment, we will remove the reference to related party transactions being at arm’s length from future filings.

Form 10-Q September 30, 2007

Item 4. Controls and Procedures, page 27

8.	In future filings please revise your Disclosure Controls and Procedures rule reference to Rule 13a-15, rather 13a-14.

As suggested by the Staff, we will revise our Disclosure Controls and Procedures rule reference to Rule 13a-15 in our future filings.

*    *    *    *    *    *

In responding to your comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please do not hesitate to contact me at +8610 8216 6017. Please also note that my direct fax number is +8610 6250 1656.

Sincerely,

/s/ Eileen Chu
Eileen Chu
Vice President
Chief Financial Officer